UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number: 1-32635

BIRKS & MAYORS INC.

1240 Phillips Square

Montreal, Quebec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Submission of matters to a vote of security holders.

On September 8, 2006, the Annual Meeting of Shareholders (the “Meeting”) of Birks & Mayors Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on July 18, 2006 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 3,489,753 Class A voting shares outstanding (entitle holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (entitle holder to 10 votes per share) and no preferred shares outstanding.

The shareholders of the Company elected as directors Dr. Lorenzo Rossi Di Montelera, Thomas A. Andruskevich, Alain Benedetti, Emily Berlin, Shirley A. Dawe, Elizabeth M. Eveillard, Massimo Ferragamo, Ann Spector Lieff, Margherita Oberti, Peter R. O’Brien and Filippo Recami to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes (there were no broker non-votes with respect to this proposal):

Name	Votes For	Votes Withheld
Dr. Lorenzo Rossi Di Montelera	80,163,110	320,700
Thomas A. Andruskevich	80,479,761	4,049
Alain Benedetti	80,479,579	4,231
Emily Berlin	80,480,021	3,789
Shirley A. Dawe	80,479,995	3,815
Elizabeth M. Eveillard	80,480,021	3,789
Massimo Ferragamo	80,480,025	3,785
Ann Spector Lieff	80,480,021	3,789
Margherita Oberti	80,472,863	10,947
Peter R. O’Brien	80,473,148	10,662
Filippo Recami	80,163,132	320,678

The shareholders approved the Company’s Long-Term Incentive Plan (“LTIP”) by a vote of 79,652,287 shares in favor, 11,063 shares against and 13,756 abstaining. There were 806,704 broker non-votes with respect to this proposal. Under the LTIP, 900,000 Class A voting shares are reserved for issuance to the Company’s directors, employees and consultants who may from time-to-time be granted various types of compensation awards under the plan.

The shareholders approved the Company’s Employee Stock Purchase Plan (“ESPP”) by a vote of 79,653,826 shares in favor, 11,028 shares against and 12,252 abstaining. There were 806,704 broker non-votes with respect to this proposal. Under the ESPP, eligible employees, which do not include the Company’s executives, may from time-to-time be given the opportunity to purchase Class A voting shares from the Company at 85% of their fair market value through regular payroll deductions. A total of 100,000 of the Company’s Class A voting shares are reserved for issuance under the ESPP.

The shareholders authorized the appointment of KPMG LLP as auditors and authorized the directors to fix KPMG LLP’s remuneration by a vote of 80,473,175 shares in favor, 1,629 shares against and 9,006 abstaining. There were no broker non-votes with respect to this proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(registrant)

Date: September 19, 2006	By:	/s/ Miranda Melfi
Miranda Melfi
Group Vice President, Legal Affairs and Corporate Secretary